INVEST IN **SCHOOLRYDE**

Affordable & Daily rides for kids



SchoolRyde

schoolryde.com Fremont, CA



Highlights

1. Partnerships signed with taxi operators across 2 cities
2. 250 drivers onboarded
3. Parent App is live in the Appstore
4. Our API platform is successfully integrated with major taxi operator's dispatch system in a key city
5. Our API platform for Taxi operators is ready for scale
6. Ex-Turo Exec | COO at Outschool | Technologist, Docusign | Harvard Alumni | Strategy, Kelloggs

7 Quarter finalist of 1500 applications at GAMIC event

Featured Investor



Cipson Jose Chiriyankandath
Syndicate Lead

Follow | Invested $5,000



"As a father, I understand the challenges of finding safe and reliable transportation for my children's school and after-school activities. I've known Naveen, one of the co-founders, for over 15 years. When he shared the plans for SchoolRyde's technology platform, I immediately saw its potential. Not only does it address the critical need for safe transportation for children, but it also provides a scalable solution that can be applied to other niche markets. SchoolRyde stands out from its competitors by focusing on its innovative technology platform rather than managing cabs and drivers. This approach allows them to offer safe and reliable ride service for children, in a market that has significant room for growth."

Our Team



Naveen Tulseela Founder & CEO

Technical Advisor at Liscio | Technologist at Docusign | University of Illinois at Urbana-Champaign (UIUC) Alumni



Tristram Hewitt Advisor

Ex-Turo executive | Harvard Alumni | COO at Outschool | Board member at Openroad Foundation



Gaurav Agarwal Head of Product

20+ products launched | 100M users served across industries, startups and enterprises | Product Strategy - Kellogg School of Management

Affordable & Daily rides for kids

PARENT

How will my child get to school, soccer practice, or music lessons?



62% Parents **Miss Work** Due to School pickups

37% Parents say Kids extracurricular **Participation Dropped** Due to Transportation Challenges

53% Parents say **Would Enroll** Their **Kids** in **More** Activities If transportation was easier.

Every parent has faced this dilemma.
It's not a once-in-a-while inconvenience
— **it's a daily grind**.

It is also not just a logistics issue — it's an economic and social barrier.

That means millions of lost work hours, stressed-out parents, and kids missing extracurriculars that shape their growth. And for single parents or dual-income households without flexible schedules, the problem is even worse.

TAXI OPERATOR

How do I improve my earnings & fleet utilization?

30-40%

Taxi Utilization Average

in United States

4-7%

Hourly driver drop in Pay

In the past year

The pattern is clear — Drivers and Operators need **new sources** of **predictable**, **recurring demand** & **revenue**

Across major U.S. cities — from New York to San Francisco, Chicago to Boston — taxi and rideshare drivers are earning less and utilizing their fleets less efficiently. In NYC alone, trips per cab fell by 40%. In San Francisco, LA, Austin, and Phoenix, hourly driver pay dropped between 4–7% in the past year.

$50B
Industry

Massive

Under-innovated

Needs a modern solution for kids rides

Waiting For Disruption



50M K12 students

$28B District Expense on Transportation

$7B Private Tutoring

27M Students ride to school daily

$5B Private/Personal Expense

$22B After School Programs

Families are already spending billions.

School districts put $28 billion into transportation each year. Parents add another $3–6 billion privately. And when you look at tutoring and after-school programs, another $29 billion is tied up — much of which depends on reliable transportation. Altogether, this is a $50 billion industry.



Current options are Inadequate

Private Drivers	**Expensive**
School Buses	**Don't go to Extracurricular**
Ride Share	**Don't comply with Kids Safety Regulations.**
Friends and Neighbors	**Temporary & Unreliable**

Parents either
sacrifice safety, **overpay**, or
limit opportunities
for their kids.



SchoolRyde Changes The Game.

Affordable
Safe
Goes Everywhere
Reliable

Professionally Managed

Our network of professional taxi operators.

Permitted, Licensed, Insured, Fleet and Driver Logistics, Stringent Driver **Background Checks**, **Vehicle Inspections**

We partner with **professional taxi operators** who are vetted, trained, and compliant with child-safety standards.

Parents get the peace of mind of knowing exactly who's driving their child. Kids get reliable rides, not just to school but also to after-school activities. And because we leverage existing professional fleets, we keep costs far lower than private drivers.

Think of it as combining the safety of school buses with the flexibility of rideshare — at a price families can afford.

SchoolRyde
Creates 3 Side Win.



Parent/Kids

Affordable

Safe

Reliable

Go Anywhere rides for Kids.

Taxi Operators

Better fleet utilization and improved profits.

A new source of Predictable demand & revenue.

Kids Focussed Institutions

Alleviates driver shortages

Improves enrollment & attendance.

Ensures broader participation in after-school and enrichment activities.

How it Works



Parent/Kids **Taxi Operator** **Educational Institution**

- Parents schedule rides through our iOS and Android apps.

- Taxi Operators manage logistics through a dispatch system

- Powered by SchoolRyde API Platform.



Powered by our SaaS API Platform

A SaaS platform that Seamlessly connects:

Parents + kids + Drivers + Professional Taxi fleets + kids Focussed Institutions.

Launching in 2 cities—ready to scale nationwide.









SaaS Platform
PARENT APP
ANDROID AND IOS
+
TAXI DISPATCH SYSTEM
APIS
+
ADMIN/SCHOOL PORTAL
WEB PORTAL

Safety is a Priority

Multi-Layered Safety

Safety built into every layer

State, District Regulations & Audits	Insurance Safeguards	Taxi Operator Incentives	Tech-Enabled Oversight

Parents can trust that safety is built into every layer — from state regulations and insurance safeguards, to operator accountability and our tech-enabled oversight. This multi-layered approach

and our tech-enabled oversight. This multi-layered approach ensures the highest standards of protection and peace of mind.



Gaining Traction & Momentum

Awards don't define us — but

They prove we're building something that matters; & needed & innovative at Global Stage.

250 Drivers Taking Rides We are **Live** In Minneapolis	Launching Next **Phoenix-AZ**	Top **40** Finalist out of 1500 at GAMIC **4** Finalist out of 60 startups at PitchSF event

> That's not a future plan — that's traction today. And the market is responding.



Team — The right Combination

What makes our experience unique?

We combine expertise across transportation, technology, product and child-focused industries.



ILLINOIS
DocuSign
Naveen Tulseela
Founder & CEO
BAIN & COMPANY
TURO
Tristam Hewitt
Advisor
Kellogg
Wharton
INSEAD
Gaurav Agarwal
Head of Product





Technical Advisor - Liscio
Technologist - Docusign

2x Ops Unicorn exec • Ex-Turo exec • COO at Outschool • Board member at Openroad Foundation

20+ products launched. 100M users served. Across industries, startups & enterprises.


Competitive Edge

Our well researched
Business Model &
Better Service
gives us the competitive edge.

Service — **Affordable, Safer, Reliable, Daily Use**

Business Model — **Highly Scalable, Low cost model**


SaaS Platform
Parent app; Taxi Disptach system/APIs; Admin, School portal
SchoolRyde
Technology Partner
Taxi Operator
Transportation & Logistics Partner
Driver's Payroll
Background Checks
Vehicles
Vehicles Safety
Liability Insurance
Complaince & Training

Higher safety standards.

> Most of the competitors rely on peer-to-peer drivers or their own fleets, which creates higher operational costs, liability issues, and inconsistent safety.

Highly Scalable Business

> Every Taxi operator partnership onboards hundreds of Drivers in one shot.

> Every Kid Focussed institute partnership (e.g Schools) bring thousands of rides.

Low operational costs.

> We don't buy vehicles. We don't put drivers on payroll. We

> We don't buy vehicles. We don't put drivers on payroll. We don't carry liability insurance for the fleets. Taxi Operators do.

That means we can scale like a SaaS company, without the heavy costs of traditional transportation businesses. The bigger we grow, the better the margins get.

Future-looking projections cannot be guaranteed.



Models:
SchoolRyde Vs Gig Economy

	Affordability	SaaS platform	Safety standards	R&M Standards	Insurance Liability	Safety Op. Cost	R&M Op. Cost	Driver Payroll
SchoolRyde Model	$$	✓	✓ (Taxi Operators)	✓ (Taxi Operators)	✓ (Taxi Operators)	✓ (Taxi Operators)	✓ (Taxi Operators)	✓ (Taxi Operators)
Gig Economy Model	$$$	X	X (Gig Worker)	X (Gig Worker)	X	✓	✓	✓

Legend → Gig Worker, Taxi Operators

Simple Revenue Model
A True Platform Play

Parent, Kids
OR
Educational Institution
Trip charges
$
SaaS Platform
Platform fees
$
Trip charges Minus Platform fees
$
TAXI
Taxi Operators

Our model is simple and powerful. Parents or institutions pay per trip. We take a platform fee and pass the rest to the Taxi operators.



Go-To-Market Strategy
is two fold

B2B


SaaS platform powering kids' rides for **taxi operators**.

B2B2C


Enabling **kid-focused institutions** with smarter, alternative transport.

B2C


Re-defining safe, affordable, everyday rides for **Parents** & **Kids**.



One kid-focused institution partnership.
Thousands of rides every day!

- Public Schools
- Private Schools
- Charter Schools
- Day cares
- Extracurricular
- Special Education
- Foster Youth Education
- Government Programs
- McKinney-Vento Programs

- Partnerships with Taxi Operators

- Partnerships with schools, daycares, extracurricular programs, and even government initiatives like McKinney-Vento and foster youth education programs.

- Direct-to-parents (B2C) through our apps.

> B2B, B2B2C channel is a **force multiplier.** One school district deal can bring in thousands of rides a day. That's how we build scale quickly, without burning cash on consumer acquisition alone.

Numbers

$20M Net Revenue*

	2025	2026	2027	2028	2029	2030
Number of						

● Net Revenue (in Millions)



Parents	125	2K	8K	12K	18K	25K
Gross Revenue	$1M	$16M	$64M	$96M	$144M	$200M
Net Revenue	$0.1M	$1.6M	$6.4M	$9.6M	$14.4M	$20M

Numbers are based on conservative adoption rates and the economics of our per-trip fee. And because we don't carry heavy operational costs, the path to profitability is clear.

Future-looking projections cannot be guaranteed.



We are at the inflection point of Expansion. Need to hire for essential roles.

The raised fund will be utilized to:

- Expand our taxi and school district partnerships.

- Launch in new cities - nation wide,

- and build out sales, marketing, and support.



Exit Plan

5 – 7 Years

Through a Strategic Acquisition.

Equity Multiple 16x – 24x

$1M
Invested capital → $16M–24M
Projected Return

*projections

Forward-looking projections cannot be guaranteed.



Why Invest?

We're not pitching an idea — we're executing on a solution!

WE ARE **LIVE** & IN **REVENUE** PHASE.

| A daily household problem. | Huge, Underserved Market | Technology Ready | Highly scalable, Low cost Business model | Seasoned Team |

ALL THE **INGREDIENTS** ARE **HERE** !

Join us —and **help us** become
the category leader
in safe, affordable kids' transportation.